SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

333-10849

FORM 6-K

AUG 8 2002

02043790

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, ~~19~~ 2002.

P.E. 8-1-02

Filtronic PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL ROAD, SALTAIRE, SHIPLEY, BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

PROCESSED
AUG 1 3 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date August 6th 2002 By [signature]
(Signature)[1]

MAURA MOYNIHAN
GENERAL COUNSEL

[1]Print the name and title of the signing officer under his signature.

Filtronic plc

Annual Report 2002

	2002	2001
Sales	£280.5m	£297.4m
Operating profit before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation	£17.8m	£12.2m
Loss before tax	£(25.5)m	£(21.2)m
Adjusted basic earnings/(loss) per share	2.28p	(2.56)p
Adjusted diluted earnings/(loss) per share	2.25p	(2.56)p
Basic loss per share	(39.31)p	(31.24)p
Diluted loss per share	(39.31)p	(31.24)p
Dividend per share	2.70p	2.70p
Net debt	£84.7m	£125.9m
Equity shareholders' funds	£105.2m	£130.5m
Gearing	81%	97%

Financial results

Sales for the year ended 31 May 2002 were £280.5m (2001 £297.4m). Operating profit before goodwill amortisation, exceptional goodwill and tangible fixed asset impairment and share compensation costs was £17.8m (2001 £12.2m), an increase of 46% over last financial year.

After charging non-cash items of £30.9m and net interest and financing currency costs of £12.4m, the loss before tax was £25.5m (2001 £21.2m). After tax this increased to £29.0m (2001 £22.8m), resulting in a basic loss per share of 39.31p (2001 31.24p basic loss), which is the same on a diluted basis (2001 31.24p loss).

The non-cash items can be analysed as follows:

	£m
Normal annual goodwill amortisation	5.4
Exceptional goodwill impairment at Sigtek and Filtronic Solid State	16.0
Exceptional tangible fixed asset impairment at Filtronic Solid State	7.9
Share compensation	1.6
Total	£30.9

Cash

During the last financial year, the company generated £39.6m of net cash. This included the fee received from BAE SYSTEMS Avionics Limited ("BAE"), none of which is included in the Profit and Loss Account. £22.0m was applied in paying down long term debt, including buying in $29.25m of 10% Senior Notes. The net increase in cash of £17.9m compares with a cash consumption of £48.5m in 2001.

Dividend

The Board is proposing to maintain the final dividend of 1.8p (2001 1.8p) payable on 1 November 2002 to shareholders on the register at 16 August 2002.

World market environment

Worldwide demand for the supply of telecommunications products has declined significantly during the last year with few signs of an imminent upturn. Within this environment, Filtronic has increased and consolidated its position as the leading independent supplier of both transmit/receive modules for mobile base stations and antennas for handsets. Additionally, the company has developed several new processes including those for high power microwave transistors, the key technology for the company's high performance power amplifier modules.

Technology hardware demonstrations of these modules have taken place with three leading Original Equipment Manufacturers ('OEMs'). These have been well received and further development work for these potential customers is underway, including the provision of sample modules. The objective remains to become qualified into 3G WCDMA programmes with one or more of these customers.

Agreement with Powerwave Technologies, Inc.

To provide a potential sales channel through the merchant market, Filtronic has signed a Product Development and Marketing Alliance Agreement with Powerwave Technologies, Inc. ("Powerwave"), based in Santa Ana, California. Powerwave, which is listed on NASDAQ in the USA, is the leading independent supplier of power amplifiers for mobile communications base stations, with annual sales in excess of $400m. Powerwave's principal OEM customers include Nortel, Nokia and Lucent.

This agreement will enable Powerwave's power amplifiers to be integrated with Filtronic's transmit/receive filter modules to provide an integrated solution for both OEMs and network operators where appropriate. Following the demonstration of Filtronic's proprietary gallium arsenide based power amplifier modules, which Powerwave are currently evaluating, the agreement provides for a potential future agreement for the inclusion of such modules into the joint integrated solution and into selected future Powerwave products.

Operations

The segmental analysis of the business is as follows:

	Sales		Operating profit before goodwill amortisation and impairment, and share compensation	
Year ended 31 May	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m
Wireless infrastructure	**188.6**	207.8	**31.8**	27.2
Cellular handset products	**48.8**	42.2	**11.6**	6.9
Electronic warfare	**27.0**	25.7	**(1.4)**	(0.4)
Broadband access	**12.5**	11.3	**(3.0)**	(2.8)
Inter segment	**(3.9)**	(0.8)	**-**	-
Central costs	**-**	-	**(5.0)**	(3.8)
Excluding Compound semiconductors	**273.0**	286.2	**34.0**	27.1
Compound semiconductors	**7.5**	11.2	**(16.2)**	(14.9)
	280.5	297.4	**17.8**	12.2

Wireless Infrastructure

Filtronic's Wireless Infrastructure business is the number one independent supplier of its type in the world with a market share estimated at 35%. During the last two years, this share has grown, although the overall market has declined as wireless operators have restricted capital expenditure. Each of the Wireless Infrastructure operations in the UK, Finland, USA and Australia was profitable with only China, which is at an early stage of production volumes, incurring losses. Continued focus on customer support, cost reductions and operating efficiency has been the key to a further very successful year for Filtronic's principal business.

Cellular Handset Products

The Cellular Handset Products business has also had an outstanding year, further increasing its market share as the world's leading manufacturer of handset antennas. During financial year 2001/02, Filtronic supplied 86m handset antennas, almost all of which were internal antennas, an increase of 21% over the previous financial year. This was achieved against a background of lower world sales for cellular handsets during this period. Demand for ceramic diplexers for US TDMA mobile handsets continued throughout the last financial year at a higher level than expected, helping to improve overall operating margins, however, demand for this product has now reduced. Ceramic diplexer sales are not expected to increase until volume production of WCDMA handsets begins.

Filtronic is exceptionally well positioned to support the 3G WCDMA market.

Electronic Warfare

Sales in the Electronic Warfare business segment have improved slightly on last year as the European Fighter Aircraft programme has now started in initial production quantities. This business moved into profitability in the second half of the financial year and is expected to improve its financial performance as EFA production volumes increase.

Broadband Access

The Broadband Access business has suffered from very low levels of demand for its current point to point transceiver products in the second half of the financial year resulting in continuing losses. Market conditions are such that major improvements in the trading performance of this business are unlikely in the next financial year.

Development of compound semiconductor based products will remain the principal technical focus

Compound Semiconductors

The strategy for the investment in the compound semiconductor facility at Newton Aycliffe remains unaltered but with an additional range of products. The Supply and Development Agreement with BAE has resulted in a substantial cash receipt during the second half of last financial year, although none of this has been recognised in the profit and loss account this year. Business opportunities for compound semiconductor products are arising from the strengthening relationship with BAE. These opportunities have been enhanced by new restrictions on the export of strategic compound semiconductor products from the USA for military applications.

The first sales to M/A-COM, Inc., have now been recorded although currently they are at modest levels. As outlined in my statement on 20 May 2002, the rate of increase in and the ultimate level of the business with M/A-COM is dependent on their success in the related end markets, the principal one of which is the cellular handset market. It is probable that handset switches will now form the majority of the products to be supplied to M/A-COM.

Presently, it is difficult for any company in this market to have good forward demand visibility. Moreover, there are four specific switch opportunities, among several, which, were M/A-COM to be successful in winning the business, should provide volume wafer throughput for Newton Aycliffe such that the monthly run rate of wafers being processed would be at an approximate break even level by May 2003. This was the original objective of the M/A-COM agreement. The benefit of this potential business would fall initially in the second half of this financial year. Were M/A-COM not to be successful with these opportunities, then losses at Newton Aycliffe would not be expected to be materially less than £1m per month for the rest of the 2002/03 financial year, since most of the other revenue opportunities will only contribute materially after 31 May 2003.

The main objective of Newton Aycliffe remains the production of high quality compound semiconductor devices for integration into higher added value Filtronic products. The first major product of this type is the power amplifier gain block, the development of which continues to progress.

Filtronic Solid State, California

The Board announces the closing of the fabrication facility for compound semiconductors at Filtronic Solid State, Santa Clara, California. Although the acquisition of this 3" wafer facility 4 years ago enabled the company to enter the compound semiconductor market and subsequently develop the Newton Aycliffe facility, substantial investment would now be required if the Santa Clara facility were to become a viable operation. £10.4m of the exceptional goodwill impairment relates to this operation and an exceptional tangible fixed asset impairment charge of £7.9m has also been applied. Further closure costs estimated to be £2.5m will be incurred during the financial year ending 31 May 2003. Filtronic Solid State will operate a "fabless" compound semiconductor business using the manufacturing capability at Newton Aycliffe.

Financing

At 31 May 2002, Filtronic had a cash balance of £9.1m, Filtronic's remaining debt was $140.75m (£96.2m) of 10% Senior Notes. Additionally, the company continues to have bank borrowing facilities totalling £31.0m, none of which was being utilised at the year end. Net gearing was 81%, compared to 97% at 31 May 2001. The directors expect the company to continue to generate cash during financial year 2002/03.

Outlook

Uncertain short term global market conditions remain for both the Wireless Infrastructure and Cellular Handset Products businesses. The same underlying uncertainties affect Broadband Access and the prospects for the M/A-COM products at Newton Aycliffe. Currently, demand for 2.5G GSM products remains strong, underpinned by the deployment of these systems in the United States of America. However, demand for CDMA 2000 transmit/receive modules has recently weakened and future requirements are uncertain.

Growth in each of the major businesses remains dependent upon the timing and extent of the roll out of 3G WCDMA systems. Filtronic is exceptionally well positioned to support customers' needs for base station transmit/receive modules, tower top amplifiers, handset antennas and ceramic diplexers and high efficiency compound semiconductor based power amplifier modules for the 3G WCDMA wireless infrastructure market.

The importance of compound semiconductors to wireless communications will grow over the next decade in much the same way as silicon did for the electronics industry in the last 25 years. The high efficiency power amplifier modules are the first of what will be many leading edge products based on compound semiconductor technology to be produced at Newton Aycliffe. The marketing strategy is to support OEMs directly with these modules and the merchant market through Powerwave. The proprietary design concepts used rely upon the availability of the high power, high gain field effect transistors, which have been developed over the last year and can be produced cost effectively.

Shareholder value

At this time last year, I stated that the Board of Filtronic had recognised the significant loss of shareholder value which had occurred during the 2000/01 financial year. Today, Filtronic is much stronger than it was one year ago, both financially and operationally. Filtronic holds the number one independent supplier position in its two major businesses. Both cash flow and operating margins in those businesses are strong. Actions have been taken to improve trading performance in our smaller businesses. The company has been and continues to be cash generative. Since 31 May 2001, total debt has been reduced by £37.7m from £131.5m to £93.8m and cash balances have increased by £3.5m.

While global market conditions remain challenging and the short term outlook is unclear, Filtronic will continue to improve the efficiency of its businesses and reduce its debt when practical. The development of compound semiconductor based products and investment in the related technologies will remain the principal technical focus. The Board believes that this strategy will deliver financial stability, business growth and shareholder value in the medium to longer term.

Professor J D Rhodes CBE FRS FREng
Executive Chairman
29 July 2002

The importance of compound semiconductors will grow as [illegible] the last 25 years.

Operations

Wireless Infrastructure accounted for 67% of the group's sales and contributed £31.8m (2001 £27.2m) of operating profit, an increase of 16.9%. Filtronic's Wireless Infrastructure business is the world's number one independent supplier of radio frequency front end subsystems for cellular base station applications, and has increased its market share to approximately 35%. Lucent, Motorola and Nokia are the principal customers.

After many years of strong growth, this market has declined although 2G and 2.5G systems will continue to be deployed for several more years. Growth is not expected until third generation ("3G") systems begin to be deployed in volume. We expect to be a major supplier into 3G systems both to our existing customers and others.

During this period of a declining world market, the Wireless Infrastructure business has taken steps to reduce costs and improve margins and efficiency without compromising customer support. As a result the business has performed exceptionally well with strong cash flow and increased profits.

Cellular Handset Products accounted for 17% of the group's sales and contributed £9.7m (2001 £5.2m) of operating profit, an increase of 86%. Handset antenna sales exceeded 86 million units in the financial year, an increase of more than 21%. This exceptional performance confirms Filtronic's position as the world's number one supplier of handset antennas. It results from our expertise both in design and volume manufacture of internal antennas and our strong position as a supplier to Nokia, the world's leading handset manufacturer. Together with new business from other leading manufacturers, this has resulted in our market share continuing to increase during a period of market decline. Although sales of ceramic diplexers for US TDMA handsets have now reduced, we expect to see renewed opportunities for them in 3G WCDMA handsets.

In the Electronic Warfare division, we have addressed a number of management and operational issues which should create better opportunities for this business to improve its performance. Many products which have been under development are now expected to move into the production cycle. During the year, the EW activity in Australia was sold to management for net asset value.

This has been a very difficult year for the Broadband Access business. Demand, particularly in the second half of the year, was very weak, resulting in continuing losses. By August 2002, the major part of this business, which manufactures transceivers for point to point cellular base station interconnections, will have relocated to Newton Aycliffe. This move will facilitate the production of new generations of product utilising gallium arsenide monolithic microwave integrated circuits, which will enable Filtronic to exploit new opportunities.

The Compound Semiconductor division, which reports to Professor C M Snowden, is fully dealt with in the Executive Chairman's statement on pages 2 to 5.

Employees

At 31 May 2002, the group employed 3,141 people, 15% less than one year ago. 1,354 of this number were employed in the UK, 616 in the USA, 742 in Finland, 190 in Australia, 239 in China and Japan. Approximately 425 of the staff are engineers.

A R Needle
Managing Director
29 July 2002



World's number one independent supplier of RF front end systems for cellular base station applications with 35% market share.

Results

Operating profit before goodwill amortisation and impairment, exceptional tangible fixed asset impairment and share compensation charges, excluding the Compound Semiconductor activity, was £34.0m (2001 £27.2m) on sales of £273.1m (2001 £286.2m), an increase of 25%. Similarly, the Compound Semiconductor activity incurred a loss of £16.2m (2001 £14.9m) on sales of £7.5m (2001 £11.2m). The loss for the group after the above charges, interest and taxation was £29.0m (2001 £22.8m).

Research and development expenditure

Every business within Filtronic charges all research and development costs to the profit and loss account as they are incurred. Such costs totalled £32.1m (2001 £32.0m), representing 11.4% of sales (2001 10.8%).

Impairment reviews

In accordance with Financial Reporting Standard 11 "Impairment of Goodwill and Fixed Assets", the Board has carried out impairment reviews of Filtronic Sigtek, Inc., Sage Laboratories, Inc. and the Compound Semiconductor activities at both Filtronic Solid State (Santa Clara) and Newton Aycliffe. Following these reviews, the Board has determined that the remaining goodwill of £5.6m ($8.3m) attaching to Filtronic Sigtek should be written off, together with the remaining goodwill of £10.4m ($15.2m) relating to the Compound Semiconductor activity at Santa Clara. This has resulted in a total exceptional charge for goodwill impairment of £16.0m. Additionally, the decision to close the Compound Semiconductor fabrication facility at Santa Clara has led to an exceptional tangible fixed asset impairment charge of £7.9m.

Foreign currency and exchange rates

The company's policy is not to hedge against transactions, which occur in any of the functional currencies of any of the company's subsidiaries. These currencies are sterling, US dollars, Euros, Australian dollars and Chinese yuan. Forward foreign exchange contracts or similar instruments hedge sales and purchases, which occur in other currencies, where such transactions are material. The company does not hedge against any balance sheet currency translation risks however, where practicable, subsidiaries retain surplus cash funds in US dollars.

Taxation

The group taxation charge of £3.5m (2001 £1.6m) arises primarily from the group's operations in Finland where taxable profits cannot be relieved by losses available in the UK and the USA. £0.2m of the charge arises from overseas withholding taxes paid which cannot be fully relieved against UK taxes.

The company has implemented Financial Reporting Standard 19, "Deferred Tax". As a result, the company has recognised deferred tax on the full liability method effective from 1 June 2000. The provision for deferred tax comprises capital allowances in advance of depreciation in Finland. The deferred tax liability is included on the balance sheet and at 31 May 2002 amounted to £408,000.

Capital expenditure

Total capital expenditure amounted to £11.4m (2001 £36.8m). This substantial reduction reflects the completion of the major capital investment programmes undertaken in the preceding two years. Looking forward, there are no similarly large capital programmes currently anticipated.

Deferred income

Deferred income comprises government grants and the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") in connection with the Supply and Development Agreement dated 30 November 2001. This agreement contains a number of terms and obligations, the principal ones of which are described in Note 24 to the financial statements. The fee will be recorded in the profit and loss account in equal monthly amounts from 1 May 2003 until 31 December 2015. A Regional Selective Assistance grant of £5m was negotiated in 2000 in respect of Newton Aycliffe. This is receivable over five years if certain employment and capital expenditure targets are met. At 31 May 2002, £1.3m had been received.

Working capital

Working capital generation was £15.9m (2001 consumption of £21.2m). £12.1m of this was attributable to a reduction in debtors and £7.4m to a reduction in stocks. Of the total stocks of £43.7m, £2.3m related to labour and overhead with the balance representing materials. Work in progress and finished goods levels reduced by £6.4m or 31% from £20.8m to £14.4m.

Working Capital generation of £15.9m

of net cash flow from operating activities.

Cash flow

The company generated £64.2m (2001 £7.5m) of net cash flow from operating activities. EBITDA before non-cash share compensation of £1.6m (2001 £2.3m) was £38.3m (2001 £28.7m), excluding the fee received from BAE, representing 13.7% of sales and 3.1 times net interest payable.

Financing

At 31 May 2002, the group had cash balances of £9.1m. Net gearing was 81% (2001 97%). Outstanding debt is $140.75m (£96.2m) (2001 $170.0m or £119.7m) of unsecured Senior Notes, which bear a fixed interest rate of 10% and are repayable on 1 December 2005. There are no performance related maintenance covenants associated with these Notes. The company also has a £31.0m bank overdraft facility, which was undrawn at 31 May 2002 and is due for review in June 2003.

J Samuel, FCA
Finance Director
29 July 2002

The directors present their report and the audited financial statements for the year ended 31 May 2002.

Principal activities

The principal activities of the group are the design and manufacture of microwave products and compound semi-conductors for cellular and broadband telecommunications systems and military applications.

Review of the business and state of the group's affairs

The Executive Chairman's Statement, the Operating Review and the Financial Review on pages 2 to 8 inclusive contain a review of the group's business.

The directors are satisfied with the state of affairs of the company and the group and believe it is well positioned to grow through opportunities offered by the expansion of the worldwide cellular and broadband telecommunications and military markets.

Financial results and dividend

The results for the year are set out in the profit and loss account on page 14. The position at the end of the year is shown in the balance sheet on page 17.

Following an interim dividend of 0.90p (2001 0.90p) per ordinary share, the directors are recommending payment of a final dividend of 1.80p (2001 1.80p), making a full year dividend of 2.70p (2001 2.70p) per ordinary share.

Research and development

Research and development costs amounted to £32.1m (2001 £32.0m). All such costs are written off to the profit and loss account as incurred.

Directors and their interests

The directors of the company during the year were as follows:
Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng(Hon) DSc(Hon) FIEE FIEEE
Professor Christopher Snowden FREng BSc MSc PhD CEng FIEE FIEEE
Alan Needle MBA
Dr Christopher Mobbs BSc PhD MIEEE
John Samuel BA FCA
Christopher Schofield MA (Cantab)
Rhys Williams BSc
Richard Blake FCA
Professor Stephen Burbank BA JD
Ian Hardington
Graham Meek

Details of their interests in the share capital of the company are set out in the remuneration report on pages 49 to 53.

Professor J D Rhodes, J Samuel and I Hardington retire by rotation and, being eligible, offer themselves for re-election.

Substantial shareholdings

The following shareholders, other than the directors, have indicated a holding of 3% or more of the issued share capital as at 19 July 2002.

	Number of 10p ordinary shares	% of issued share capital
Prudential plc	10,290,900	13.9
Fidelity International Limited	9,069,533	12.2
The Capital Group Companies, Inc.	3,174,600	4.3
Legal & General Investment Management Limited	2,231,828	3.0

Political and charitable contributions

No contributions were made for political purposes. A total of £17,000 (2001 £53,000) was donated to various charities.

Employees

The group is conscious of its obligations towards disabled persons and tries to ensure that they receive equal opportunities. So far as particular disabilities permit, the group will continue to provide employment for any existing employee who becomes disabled. The group will also provide relevant training, career development and promotion for disabled employees where this is appropriate.

The group operates internationally and its employment policies are designed to meet local regulations and requirements. The group believes in keeping employees fully informed on matters which affect them through communication procedures including staff meetings, a group-wide newsletter and a culture which encourages openness and interaction between all members of staff.

Environmental policy

Care for the environment is an integral part of the group's business activities worldwide.

It is the group's policy to ensure that its facilities throughout the world are safe and acceptable to the communities in which they operate. The group is committed to ensure that their impact on the environment is minimised. The group supports and trains its personnel to act responsibly in matters relating to the environment.

The group takes account of relevant legislation and regulations and analyses its practices, processes and products to reduce their environmental impact, and works with its customers and suppliers to achieve a high standard of product stewardship. Wherever possible, components and materials are re-used or re-cycled. The re-use and the utilisation and re-cycling of packaging is subject to monitoring. The group continues to work with its customers to implement programmes to design products for disassembly and re-cycling, and in particular so as to ensure compliance with the proposed European Union directives on waste electrical and electronic equipment and the restriction of certain hazardous substances in electrical and electronic equipment.

The Board is aware of the guidelines for socially responsible investment issued by the Association of British Insurers on 23 October 2001 and is in the process of developing appropriate policies and procedures.

Supplier payment policy

It is the group's policy to abide by the terms of payment agreed with suppliers in respect of the goods and services properly invoiced to the group. At 31 May 2002 trade creditors of £19.1m represented 43 days' purchases, calculated in accordance with the Companies Act.

Special business at the annual general meeting

Remuneration report

Embracing the United Kingdom government's recent proposal that there be an advisory vote by shareholders on the remuneration report, the Board proposes the remuneration report, which is set out on pages 49 to 53, for approval by a shareholders' advisory vote (resolution 7 in the notice of annual general meeting). The Board considers an advisory vote to be a non-binding indication of the views of shareholders, but one which will be taken seriously into account in considering the development and operation of the company's remuneration policy.

Authority to allot shares

The Companies Act 1985 requires that the authority of the directors to allot relevant securities shall be subject to the approval of shareholders in general meeting or to an authority set out in the company's Articles of Association. Accordingly, an ordinary resolution (resolution 8 set out in the notice of annual general meeting) will be proposed at the annual general meeting to renew the authority granted at the annual general meeting held on 28 September 2001 and thereby authorise the directors to allot unissued ordinary shares of the company up to a total nominal value of £2,469,712 (representing one third of the nominal value of the company's issued share capital).

The Companies Act 1985 also requires that any equity shares issued wholly for cash must be offered to existing shareholders in proportion to their existing holdings. This requirement was disapplied to a limited extent by a resolution passed at the annual general meeting held on 28 September 2001 and a special resolution (resolution 9 set out in the notice of annual general meeting) will be proposed at the annual general meeting to renew the directors' authority to allot equity shares for cash other than on a pro rata basis. This will be limited to equity shares having a nominal value of up to £370,456 (representing 5% of the issued share capital of the company). This authority will terminate no later than fifteen months after the passing of the special resolution.

Auditors

A resolution to re-appoint Ernst & Young LLP as auditors will be proposed at the annual general meeting.

By order of the Board
C E Schofield
Secretary
29 July 2002

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgements and estimates that are reasonable and prudent;

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that the financial statements comply with the above requirements. The directors are responsible for keeping proper accounting records which disclose at any time the financial position of the group and to enable them to ensure that the financial statements comply with the requirements of the Companies Act. The directors are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the group's financial statements for the year ended 31 May 2002, which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Statement of Total Recognised Gains and Losses, Consolidated Cash Flow Statement, Reconciliation of Shareholders' Funds, Company Balance Sheet, Accounting Policies and the related notes 1 to 38. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Executive Chairman's Statement, Operating Review, Financial Review, Directors' Report, Corporate Governance Statement and Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group at 31 May 2002 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
Leeds
29 July 2002

for the year ended 31 May 2002

	note	Excluding Compound semi-conductors 2002 £000	Compound semi-conductors 2002 £000	2002 £000
Sales	3	273,066	7,481	280,547
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		34,029	(16,196)	17,833
Goodwill amortisation		(3,880)	(1,472)	(5,352)
Exceptional goodwill impairment	6	(5,658)	(10,378)	(16,036)
Exceptional tangible fixed asset impairment	7	–	(7,938)	(7,938)
Share compensation	8	(1,570)	–	(1,570)
Operating profit/(loss)	4	22,921	(35,984)	(13,063)
Net interest payable	11			(12,638)
Net financing currency exchange gain	12			165
				(12,473)
Loss on ordinary activities before taxation				(25,536)
Taxation on loss on ordinary activities	13			(3,508)
Loss on ordinary activities after taxation				(29,044)
Dividends	14			(1,999)
Deficit for the year				(31,043)
Adjusted earnings per share				
Basic	15			2.28p
Diluted	15			2.25p
Loss per share				
Basic	15			(39.31)p
Diluted	15			(39.31)p
Dividend per share	14			2.70p

for the year ended 31 May 2001

	note	Excluding Compound semi-conductors 2001 £000	Compound semi-conductors 2001 £000	2001 £000
Sales	3	286,201	11,233	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		27,154	(14,930)	12,224
Goodwill amortisation		(3,368)	(1,516)	(4,884)
Exceptional goodwill impairment	6	-	(14,078)	(14,078)
Exceptional tangible fixed asset impairment	7	-	-	-
Share compensation	8	(2,293)	-	(2,293)
Operating profit/(loss)	4	21,493	(30,524)	(9,031)
Net interest payable	11			(12,531)
Net financing currency exchange gain	12			335
				(12,196)
Loss on ordinary activities before taxation				(21,227)
Taxation on loss on ordinary activities	13			(1,564)
Loss on ordinary activities after taxation				(22,791)
Dividends	14			(1,994)
Deficit for the year				(24,785)
Adjusted loss per share				
Basic	15			(2.56)p
Diluted	15			(2.56)p
Loss per share				
Basic	15			(31.24)p
Diluted	15			(31.24)p
Dividend per share	14			2.70p

for the year ended 31 May 2002

	2002	2001
	£000	£000
Loss on ordinary activities after taxation	**(29,044)**	(22,791)
Currency exchange movement arising on consolidation	**1,422**	3,047
Currency exchange movement on loan (note 37)	**2,496**	(5,932)
Total recognised gains and losses	**(25,126)**	(25,676)

at 31 May 2002

	note	2002 £000	2001 £000
Fixed assets			
Intangible assets	16	**34,720**	54,673
Tangible assets	18	**108,589**	126,302
		143,309	180,975
Current assets			
Stocks	19	**43,735**	51,274
Debtors	20	**55,435**	66,771
Cash		**9,083**	5,589
		108,253	123,634
Creditors: amounts falling due within one year	21	**39,774**	55,524
Net current assets		**68,479**	68,110
Total assets less current liabilities		**211,788**	249,085
Creditors: amounts falling due after one year	22	**93,769**	117,083
Provision for deferred tax	23	**408**	–
Deferred income	24	**12,415**	1,515
Net assets		**105,196**	130,487

	note	2002 £000	2001 £000
Capital and reserves			
Called up share capital	25	**7,409**	7,365
Share premium account	26	**134,151**	132,932
Shares to be issued	26	**6,682**	7,616
Revaluation reserve	25	**106**	106
Profit and loss account	27	**(43,152)**	(17,532)
Equity shareholders' funds		**105,196**	130,487

Approved by the Board on 29 July 2002

Professor J D Rhodes CBE FRS FREng

for the year ended 31 May 2002

	note	2002 £000	2001 £000
Net cash flow from operating activities	A	64,218	7,522
Returns on investment and servicing of finance			
Interest received		358	1,031
Interest paid		(11,629)	(12,716)
Interest element of finance lease payments		–	(4)
Net cash flow from returns on investment and servicing of finance		(11,271)	(11,689)
Tax paid		(2,345)	(3,091)
Capital expenditure			
Purchase of tangible fixed assets		(11,369)	(40,982)
Sale of tangible fixed assets		1,312	171
Government grants received		1,034	480
Net cash flow from capital expenditure		(9,023)	(40,331)
Acquisitions			
Acquisition costs		–	(118)
Cash acquired with subsidiary		–	14
Net cash flow from acquisitions		–	(104)
Equity dividends paid		(1,992)	(1,964)
Net cash flow before financing		39,587	(49,657)
Financing			
Issue of shares		264	1,844
Capital element of finance lease payments		–	(147)
Loans repaid		(21,982)	(567)
Net cash flow from financing		(21,718)	1,130
Increase/(decrease) in cash	B	17,869	(48,527)

A Reconciliation of operating loss to net cash flow from operating activities

	2002 £000	2001 £000
Operating loss	**(13,063)**	(9,031)
Goodwill amortisation	**5,352**	4,884
Exceptional goodwill impairment	**16,036**	14,078
Share compensation	**1,570**	2,293
Depreciation	**20,433**	16,759
Exceptional tangible fixed asset impairment	**7,938**	–
Loss/(profit) on disposal of tangible fixed assets	**191**	(70)
Deferred licence fee income received	**10,000**	–
Government grants released	**(134)**	(167)
Movement in stocks	**7,445**	(10,642)
Movement in debtors	**12,115**	(4,307)
Movement in creditors	**(3,665)**	(6,275)
Net cash flow from operating activities	**64,218**	7,522

B Reconciliation of net cash flow to movement in net debt

	2002 £000	2001 £000
Increase/(decrease) in cash	**17,869**	(48,527)
Cash flow from debt	**21,982**	567
Cash flow from finance leases	**–**	147
Change in net debt from cash flows	**39,851**	(47,813)
Loans acquired with subsidiary	**–**	(300)
Non-cash movement	**(1,367)**	(842)
Currency exchange movement	**2,754**	(5,662)
Movement in net debt	**41,238**	(54,617)
Opening net debt	**(125,924)**	(71,307)
Closing net debt	**(84,686)**	(125,924)

C Analysis of movement in net debt

	At 1 June 2001 £000	Cash flow £000	Non-cash movement £000	Currency exchange movement £000	At 31 May 2002 £000
Cash	5,589				**9,083**
Overdraft	(14,202)				**–**
Net (overdraft)/cash	(8,613)	17,869	–	(173)	**9,083**
Loans due within one year	(228)				**–**
Loans due after one year	(117,083)				**(93,769)**
Loans	(117,311)	21,982	(1,367)	2,927	**(93,769)**
Net debt	(125,924)	39,851	(1,367)	2,754	**(84,686)**

for the year ended 31 May 2002

	2002	2001
	£000	£000
Loss on ordinary activities after taxation	(29,044)	(22,791)
Dividends	(1,999)	(1,994)
Deficit for the year	(31,043)	(24,785)
Contribution to QUEST (note 30)	(461)	-
Currency exchange movement arising on consolidation	1,422	3,047
Currency exchange movement on loan (note 37)	2,496	(5,932)
Issue of shares	3,229	4,992
Shares to be issued – shares issued	(2,504)	-
Shares to be issued – acquisition contingent consideration	-	5,323
Shares to be issued – share compensation	1,570	2,293
Movement in shareholders' funds	(25,291)	(15,062)
Opening shareholders' funds	130,487	145,549
Closing shareholders' funds	105,196	130,487

at 31 May 2002

	note	2002 £000	2001 £000
Fixed assets			
Tangible assets	18	**10,103**	10,235
Investments	17	**25,958**	33,688
		36,061	43,923
Current assets			
Debtors	20	**234,698**	254,946
Cash		**5,045**	15
		239,743	254,961
Creditors: amounts falling due within one year	21	**5,048**	24,093
Net current assets		**234,695**	230,868
Total assets less current liabilities		**270,756**	274,791
Creditors: amounts falling due after one year	22	**93,769**	115,877
Provision for deferred tax	23	**281**	-
Net assets		**176,706**	158,914

	note	2002 £000	2001 £000
Capital and reserves			
Called up share capital	25	**7,409**	7,365
Share premium account	26	**134,151**	132,932
Shares to be issued	26	**6,682**	7,616
Profit and loss account	27	**28,464**	11,001
Equity shareholders' funds		**176,706**	158,914

Approved by the Board on 29 July 2002

Professor J D Rhodes CBE FRS FREng

Basis of accounting

The financial statements have been prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

Consolidation

The financial statements consolidate the results and net assets of the company and all of its subsidiaries.

Sales

Sales represents amounts receivable, excluding value added tax and overseas sales taxes, in respect of goods provided in the ordinary course of business.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account as incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

Share compensation

Share compensation due to employees is charged to the profit and loss account over the vesting period of the shares.

Debt issue costs

Costs incurred in issuing debt are amortised over the term of the loan.

Government grants

Government grants which are related to revenue expenditure are recognised in the profit and loss account so as to match the expenditure to which they relate.

Capital grants are shown as deferred income and credited to the profit and loss account over the expected useful economic life of the related asset in line with the depreciation policy set out below.

Goodwill

Goodwill arising on acquisitions is capitalised in the consolidated balance sheet as intangible fixed assets. Goodwill is amortised in equal instalments over the lower of 20 years or its estimated useful life.

Goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if there are indications that the carrying value may not be recoverable.

Goodwill that arose on acquisitions prior to 1 June 1998 was set off directly against reserves. This goodwill will be taken into account in the event that these businesses are disposed.

Tangible fixed assets

Fixed assets are included in the financial statements at cost less accumulated depreciation.

Depreciation is provided in order to write off the cost of tangible fixed assets in equal instalments over their useful lives as follows:

Freehold land	Not depreciated
Freehold buildings	50 years
Plant and machinery	3–10 years
Fixtures and fittings	7–10 years
Motor vehicles	3–5 years

The carrying values of tangible fixed assets are reviewed for impairment if there are indications that the carrying values may not be recoverable.

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and estimated net realisable value. Cost comprises the weighted average cost of raw materials and components together with direct labour and attributable overheads. Estimated net realisable value is based on the estimated selling price less further costs expected to be incurred to completion and sale.

Deferred taxation

Deferred tax is recognised as a liability or an asset if the transactions or events that give rise to an obligation to pay more tax in the future or a right to pay less tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is not provided on unremitted earnings of overseas subsidiaries where there is no commitment to remit these earnings. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currency

The financial statements of overseas subsidiaries are translated at the rate of exchange ruling at the balance sheet date. Currency exchange movements arising on overseas subsidiaries' net assets, long term intra group loans and intra group dividends are taken directly to reserves. Sales and purchases in foreign currencies are translated at the rate of exchange ruling at the time of the transaction. Monetary assets and liabilities are translated at the year end rate of exchange. Currency exchange movements are included in the profit and loss account for the year, except for those arising on long term loans. The currency exchange movements on long term loans are taken directly to reserves to the extent that they are offset by the currency exchange movements arising on the net assets of overseas subsidiaries and long term intra group loans that they finance. Any currency exchange movements which are not offset are included in the profit and loss account for the year.

Pension schemes

The company operates a defined benefits pension scheme for United Kingdom employees. The contributions to the scheme are charged to the profit and loss account so as to spread the cost over the employees' working lives with the company.

The company's overseas subsidiaries operate defined contribution pension schemes for their employees. Contributions are charged to the profit and loss account as they become payable.

1 Geographical segment analysis by origin

	2002 £000	2001 £000
Sales		
United Kingdom	**108,951**	114,030
Finland	**68,936**	54,223
United States of America	**98,871**	118,946
Australia	**14,962**	17,774
China	**12,857**	12,448
Inter segment	**(24,030)**	(19,987)
	280,547	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
United Kingdom	**2,862**	1,961
Finland	**12,316**	3,915
United States of America	**2,482**	6,209
Australia	**793**	2,315
China	**4,332**	1,649
Central costs	**(4,952)**	(3,825)
	17,833	12,224
Operating profit/(loss)		
United Kingdom	**2,862**	1,961
Finland	**10,424**	2,147
United States of America	**(26,522)**	(13,278)
Australia	**793**	2,315
China	**4,332**	1,649
Central costs	**(4,952)**	(3,825)
	(13,063)	(9,031)
Net operating assets		
United Kingdom	**70,978**	95,439
Finland	**58,462**	55,576
United States of America	**48,325**	90,714
Australia	**7,928**	10,871
China	**9,026**	7,376
Central	**(390)**	(347)
Net operating assets	**194,329**	259,629
Non-operating net liabilities	**(4,447)**	(3,218)
Net debt	**(84,686)**	(125,924)
Net assets	**105,196**	130,487

The operating loss in the United States of America is after charging £16,036,000 (2001 £14,078,000) of exceptional goodwill impairment and £7,938,000 (2001 £nil) of exceptional tangible fixed asset impairment.

2 Business segment analysis

	2002 £000	2001 £000
Sales		
Wireless infrastructure	**188,589**	207,777
Cellular handset products	**48,845**	42,174
Electronic warfare	**26,977**	25,728
Broadband access	**12,544**	11,273
Inter segment	**(3,889)**	(751)
Excluding compound semiconductors	**273,066**	286,201
Compound semiconductors	**7,481**	11,233
	280,547	297,434
Operating profit/(loss) before goodwill amortisation and impairment, tangible fixed asset impairment and share compensation		
Wireless infrastructure	**31,777**	27,212
Cellular handset products	**11,570**	6,979
Electronic warfare	**(1,336)**	(443)
Broadband access	**(3,030)**	(2,769)
Central costs	**(4,952)**	(3,825)
Excluding compound semiconductors	**34,029**	27,154
Compound semiconductors	**(16,196)**	(14,930)
	17,833	12,224
Operating profit/(loss)		
Wireless infrastructure	**31,777**	27,212
Cellular handset products	**9,678**	5,211
Electronic warfare	**(1,583)**	(698)
Broadband access	**(11,999)**	(6,407)
Central costs	**(4,952)**	(3,825)
Excluding compound semiconductors	**22,921**	21,493
Compound semiconductors	**(35,984)**	(30,524)
	(13,063)	(9,031)
Net operating assets		
Wireless infrastructure	**91,675**	106,612
Cellular handset products	**48,904**	52,715
Electronic warfare	**18,122**	19,679
Broadband access	**7,055**	16,299
Central	**(390)**	(347)
Net operating assets excluding compound semiconductors	**165,366**	194,958
Compound semiconductors	**28,963**	64,671
Net operating assets	**194,329**	259,629
Non-operating net liabilities	**(4,447)**	(3,218)
Net debt	**(84,686)**	(125,924)
Net assets	**105,196**	130,487

The operating loss of compound semiconductors is stated after charging £10,378,000 (2001 £14,078,000) of exceptional goodwill impairment and £7,938,000 (2001 £nil) of exceptional tangible fixed asset impairment. The operating loss of broadband access is stated after charging £5,658,000 (2001 £nil) of exceptional goodwill impairment.

3 Sales analysis by destination

	2002 £000	2001 £000
United Kingdom	14,108	43,313
Europe	112,976	78,274
North America	84,800	128,168
Asia Pacific	68,663	47,679
	280,547	297,434

4 Operating loss

	2002 £000	2001 £000
Income		
Sales	280,547	297,434
(Decrease)/increase in stocks of finished goods and work in progress	(6,437)	7,410
	274,110	304,844
Costs		
Raw materials and consumables	108,776	138,520
Staff costs		
Wages and salaries	73,611	77,864
Social security costs	6,844	7,158
Other pension costs	4,352	4,729
Share compensation (note 8)	1,570	2,293
	86,377	92,044
Depreciation	20,433	16,759
Exceptional tangible fixed asset impairment (note 7)	7,938	-
Goodwill amortisation	5,352	4,884
Exceptional goodwill impairment (note 6)	16,036	14,078
Other operating charges	42,261	47,590
	287,173	313,875
Operating loss	(13,063)	(9,031)

5 Profit and loss account items

	2002 £000	2001 £000
Operating loss is stated after charging/(crediting):		
Research and development costs	**32,131**	31,979
Loss/(profit) on disposal of tangible fixed assets	**191**	(70)
Auditors' remuneration - audit fees	**221**	141
- other fees United Kingdom	**22**	-
- other fees	**41**	108
Operating lease rentals - land and buildings	**1,383**	1,272
- other	**2,369**	2,079
Government grants released	**(134)**	(167)

6 Exceptional goodwill impairment

	2002 £000	2001 £000
Exceptional goodwill impairment	**16,036**	14,078

£10,378,000 (2001 £14,078,000) of the exceptional goodwill impairment arose in respect of the compound semiconductor operation at Filtronic Solid State and £5,658,000 (2001 £nil) in respect of Filtronic Sigtek, Inc., which forms part of the broadband access business segment.

7 Exceptional tangible fixed asset impairment

	2002 £000	2001 £000
Exceptional tangible fixed asset impairment	**7,938**	-

The exceptional tangible fixed asset impairment arose in respect of the compound semiconductor operation at Filtronic Solid State.

In carrying out impairment reviews under Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill", the Board has reviewed value in use calculations for the business units of Filtronic Sigtek, Inc., Sage Laboratories, Inc., and the compound semiconductor activities of Filtronic Solid State and at Newton Aycliffe. In each of these calculations, a discount rate of 10% has been applied to the projected cash flows. With respect to Sage Laboratories, Inc., the calculation period before assuming a zero long term growth rate extended to 9 years. This is deemed appropriate due to the time cycles associated with electronic warfare programmes. With respect to the Newton Aycliffe investment, the calculation period before assuming a zero long term growth rate extended to 8 years. This is deemed appropriate as the sales revenue projections were based upon independent forecast data extending through that period.

8 Share compensation

	2002 £000	2001 £000
Share compensation	**1,570**	2,293

As a result of the acquisition of Filtronic Sigtek, Inc. on 22 August 2000, a maximum cumulative charge of £4,958,000, comprising the issue of a maximum of 421,226 ordinary shares of 10p each in Filtronic plc, could arise over the four year period following the acquisition. This share compensation is contingent on Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over that period. The cumulative charge at 31 May 2002 was £3,863,000 (2001 £2,293,000).

9 Employees

The monthly average number of people, including executive directors, employed by the group was:

	2002 Number	2001 Number
United Kingdom	**1,409**	1,494
Finland	**841**	1,006
United States of America	**649**	886
Australia	**216**	210
China	**202**	133
Japan	**1**	-
	3,318	3,729

10 Directors' remuneration

Details of the remuneration, pension entitlements and share options of the directors are set out in the remuneration report on pages 49 to 53.

11 Net interest payable

	2002 £000	2001 £000
Interest receivable		
Interest on bank deposits	**358**	1,031
Interest payable		
Interest on bank borrowings	**460**	603
Interest on other loans	**11,169**	12,113
Finance lease interest	**-**	4
Debt issue costs – amortisation	**824**	842
Debt issue costs – loss on repayment of debt	**543**	-
	12,996	13,562
Net interest payable	**12,638**	12,531

12 Net financing currency exchange gain

	2002 £000	2001 £000
Currency exchange (loss)/gain on cash balances	**(224)**	335
Currency exchange gain on loan (note 37)	**389**	-
	165	335

13 Taxation on loss on ordinary activities

	2002 £000	2001 £000
Current tax		
United Kingdom	**162**	130
Overseas	**2,938**	1,434
	3,100	1,564
Deferred tax		
Overseas origination and reversal of timing differences	**408**	-
	3,508	1,564

The United Kingdom current tax charge arises from taxes paid overseas on income paid to the United Kingdom which cannot be fully relieved against United Kingdom taxes. The overseas tax charge for the year arises primarily from the group's operations in Finland where taxable profits cannot be relieved by losses available in the United Kingdom and the United States of America.

The current tax charged for the period is higher than the standard rate of corporation tax in the United Kingdom. The difference is analysed below:

	2002 £000	2001 £000
Loss on ordinary activities before tax	**(25,536)**	(21,227)
Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001 30%)	**(7,661)**	(6,368)
Effect of:		
Disallowable items	**166**	208
Disallowable goodwill amortisation and impairment	**2,861**	918
Depreciation and impairment in advance of capital allowances	**3,298**	1,441
Goodwill amortisation and impairment in advance of tax allowance	**2,966**	4,165
Other timing differences	**183**	667
Tax losses carried forward	**2,031**	1,305
Start-up years profit exemption in China	**(1,130)**	(510)
Foreign exchange differences	**(65)**	(254)
Allowable share option deductions	**(20)**	(696)
Disallowable share compensation	**471**	688
Current tax	**3,100**	1,564

The directors expect that the effect of losses brought forward and other deductions will continue to result in taxable profits arising in the group being substantially relieved, except in Finland. Therefore the group tax charge is expected to be primarily the tax charge on profits arising in Finland.

14 Dividends

	2002 per share	2001 per share	2002 £000	2001 £000
Interim dividend – paid	**0.90p**	0.90p	**666**	668
Final dividend – proposed	**1.80p**	1.80p	**1,333**	1,326
	2.70p	2.70p	**1,999**	1,994

15 Loss per share

	2002	2001
Adjusted basic earnings per share	**2.28p**	(2.56)p
Effect of adjusted items net of taxation	**(41.59)p**	(28.68)p
Basic loss per share	**(39.31)p**	(31.24)p
Adjusted diluted earnings per share	**2.25p**	(2.56)p
Effect of adjusted items net of taxation	**(41.56)p**	(28.68)p
Diluted loss per share	**(39.31)p**	(31.24)p

	£000	£000
Adjusted profit/(loss)	**1,687**	(1,871)
Goodwill amortisation	**(5,352)**	(4,884)
Exceptional goodwill impairment	**(16,036)**	(14,078)
Exceptional tangible fixed asset impairment	**(7,938)**	-
Share compensation	**(1,570)**	(2,293)
Net financing currency exchange gain	**165**	335
Loss on ordinary activities after taxation	**(29,044)**	(22,791)

Weighted average number of shares in issue	**73,881,832**	72,962,735
Dilution effect of share options	**243,482**	-
Dilution effect of contingently issuable shares	**708,543**	-
Diluted weighted average number of shares	**74,833,857**	72,962,735

The adjusted loss per share figures have been provided in order that the effects of the adjusted items on reported earnings per share can be fully appreciated.

16 Intangible fixed assets

The group

	Goodwill £000
Cost	
At 1 June 2001	79,744
Currency exchange movement	1,188
At 31 May 2002	**80,932**
Amortisation	
At 1 June 2001	25,071
Charge for the year	5,352
Exceptional goodwill impairment	16,036
Currency exchange movement	(247)
At 31 May 2002	**46,212**
Net book value at 31 May 2002	**34,720**
Net book value at 31 May 2001	54,673

The net book value of goodwill at 31 May 2002 comprises £30,744,000 relating to Filtronic LK Oy and £3,976,000 relating to Sage Laboratories, Inc.

17 Investments

The company

	Subsidiaries £000
Cost	
At 1 June 2001 and 31 May 2002	**33,688**
Amount provided	
At 1 June 2001	–
Amount provided in the year	7,730
At 31 May 2002	**7,730**
Net book value at 31 May 2002	**25,958**
Net book value at 31 May 2001	33,688

During the year £7,730,000 was provided against the cost of the investment in Filtronic Sigtek, Inc.

A complete list of the company's subsidiaries, all of which are wholly owned, can be found on page 54.

18 Tangible fixed assets

	Freehold land & buildings £000	Plant & machinery £000	Fixtures & fittings £000	Motor vehicles £000	Total £000
The group					
Cost					
At 1 June 2001	48,638	129,829	10,434	504	189,405
Additions	202	8,971	2,184	12	11,369
Disposals	(106)	(8,828)	(1,428)	(129)	(10,491)
Currency exchange movement	556	1,836	(20)	15	2,387
At 31 May 2002	**49,290**	**131,808**	**11,170**	**402**	**192,670**
Depreciation					
At 1 June 2001	3,847	54,095	4,777	384	63,103
Charge for the year	1,063	17,276	2,035	59	20,433
Exceptional tangible fixed asset impairment	–	7,938	–	–	7,938
Disposals	(60)	(7,486)	(1,330)	(112)	(8,988)
Currency exchange movement	110	1,484	(11)	12	1,595
At 31 May 2002	**4,960**	**73,307**	**5,471**	**343**	**84,081**
Net book value at 31 May 2002	**44,330**	**58,501**	**5,699**	**59**	**108,589**
Net book value at 31 May 2001	44,791	75,734	5,657	120	126,302

	Freehold land & buildings £000	Plant & machinery £000	Fixtures & fittings £000	Motor vehicles £000	Total £000
The company					
Cost					
At 1 June 2001	10,546	481	59	54	11,140
Additions	177	55	–	–	232
At 31 May 2002	**10,723**	**536**	**59**	**54**	**11,372**
Depreciation					
At 1 June 2001	702	128	29	46	905
Charge for the year	245	101	10	8	364
At 31 May 2002	**947**	**229**	**39**	**54**	**1,269**
Net book value at 31 May 2002	**9,776**	**307**	**20**	**–**	**10,103**
Net book value at 31 May 2001	9,844	353	30	8	10,235

19 Stocks

	The group	
	2002	2001
	£000	£000
Raw materials	**29,340**	30,442
Work in progress	**7,595**	10,531
Finished goods	**6,800**	10,301
	43,735	51,274

The replacement cost of stocks is not materially different from original cost.

20 Debtors

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Trade debtors	**48,925**	58,612	**–**	–
Amounts due from group companies	**–**	–	**234,579**	254,704
Current tax	**422**	–	**–**	–
Other taxation	**1,638**	3,427	**23**	92
Prepayments	**4,450**	4,732	**96**	150
	55,435	66,771	**234,698**	254,946

21 Creditors: amounts falling due within one year

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Bank overdraft	**–**	14,202	**–**	14,729
Loans	**–**	228	**–**	–
Amounts due to group companies	**–**	–	**1,416**	5,587
Trade creditors	**19,061**	22,514	**–**	–
Current tax	**3,128**	1,892	**1,463**	1,471
Other taxation and social security	**1,452**	1,892	**693**	788
Accruals	**14,800**	13,470	**143**	192
Dividend payable	**1,333**	1,326	**1,333**	1,326
	39,774	55,524	**5,048**	24,093

22 Creditors: amounts falling due after one year

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Amounts falling due				
Loans between 1 and 2 years	**–**	70	**–**	–
Loans between 2 and 5 years	**96,193**	119,838	**96,193**	119,668
Loans over 5 years	**–**	966	**–**	–
Less deferred debt issue costs	**(2,424)**	(3,791)	**(2,424)**	(3,791)
	93,769	117,083	**93,769**	115,877

Deferred debt issue costs are being amortised over the period to 1 December 2005.

Details of loans are as follows:

				The group	
Repayment terms	**Currency**	**Interest rate**	**Security**	**2002 £000**	2001 £000
Repaid during the year	US$	6.00%	Equipment	**–**	79
Repaid during the year	US$	6.82%	Equipment	**–**	1,232
Repaid during the year	US$	7.00%	Property	**–**	123
$140,750,000 (2001 $170,000,000) Senior Notes repayable 1 December 2005	US$	10.00%	None	**96,193**	119,668
				96,193	121,102
Less deferred debt issue costs				**(2,424)**	(3,791)
				93,769	117,311
Loans due within one year				**–**	228
Loans due after one year				**93,769**	117,083
				93,769	117,311

There are no maintenance covenants attached to the Senior Notes.

23 Provision for deferred tax

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Capital allowances in advance of depreciation	**408**	–	**281**	–

	The group	The company
	£000	**£000**
At 1 June 2001	–	–
Deferred tax charge	408	281
At 31 May 2002	**408**	**281**

The implementation of Financial Reporting Standard 19 has had no material effect on the group's taxation charge for prior years.

Deferred tax assets which have not been recognised:

		The group	
		2002	2001
		£000	£000
Depreciation in advance of capital allowances			
	– United Kingdom	**2,973**	1,501
	– Overseas	**2,208**	–
Amortisation in advance of tax allowances			
	– Overseas	**8,592**	3,640
Trading losses available for relief against future			
trading profits	– United Kingdom	**1,582**	1,601
	– Overseas	**14,707**	12,505
		30,062	19,247

The deferred tax assets have not been recognised as the directors consider that, due to the geographical distribution of the group's deferred tax assets, it is unlikely that the underlying timing differences will reverse in the foreseeable future.

24 Deferred income

	The group		
	Deferred licence fee £000	Deferred government grants £000	Total £000
At 1 June 2001	–	1,515	1,515
Received during the year	10,000	1,034	11,034
Released during the year	–	(134)	(134)
At 31 May 2002	**10,000**	**2,415**	**12,415**

Deferred licence fee

Deferred licence fee comprises the cash fee paid by BAE SYSTEMS Avionics Limited ("BAE") to Filtronic Compound Semiconductors Limited ("FCSL") under the terms of a Supply and Development Agreement dated 30 November 2001 between Filtronic plc, FCSL (together "Filtronic") and BAE. The fee revenue will be recognised in the profit and loss account in equal monthly amounts from 1 May 2003 until 31 December 2015.

The fee has been paid by BAE in consideration of Filtronic entering into the agreement to enable BAE to utilise the Newton Aycliffe facility by inter alia maintaining the availability of the Newton Aycliffe facility for the supply of gallium arsenide ("GaAs") products for defence applications and performing the other obligations of Filtronic under the agreement. The agreement provides for its continuance until 31 December 2015 but may be extended at the option of BAE until 31 December 2025.

In the event that BAE is unable, other than for reasons within the control of BAE, to utilise the Newton Aycliffe facility as described above, the agreement provides that Filtronic will repay the fee. If such event occurs before 1 May 2003, then the whole fee becomes repayable and if such an event occurs thereafter, the fee becomes repayable pro rata on a declining linear scale between 1 May 2003 and 1 May 2008. The agreement makes no provision for the repayment of the fee beyond that date.

The agreement contains a number of obligations on both parties including obligations upon Filtronic to accept and perform purchase orders from BAE in accordance with a schedule of agreed commercial terms, to supply GaAs products to BAE, to maintain the availability of the Newton Aycliffe facility for the continuance of the agreement, to develop and qualify certain processes between March 2002 and July 2003 and to make such processes available to BAE for the design and supply of certain GaAs products for defence applications. All of the product supply obligations within the agreement will be fulfilled on normal commercial terms.

As part of the agreement, Filtronic agreed to supply, and has supplied to BAE, generic design data for the creation of GaAs products for defence applications using the Newton Aycliffe facility. Filtronic has granted to BAE a worldwide, royalty free, irrevocable, sole, non-transferable licence to use this intellectual property. The intellectual property over which the licence has been granted remains the property of Filtronic.

The agreement also contains other obligations on the parties including some relating to collaboration on the development and production of T/R Modules for application in active array radar, some relating to the manufacture of microwave modules for BAE's defence requirements and some relating to the development of other new compound semiconductor materials and processes which are considered to be appropriate for military applications.

25 Share capital

	2002 Number	2001 Number	2002 £000	2001 £000
Authorised				
Ordinary shares of 10p each	**100,000,000**	100,000,000	**10,000**	10,000
Allotted, called up and fully paid				
Ordinary shares of 10p each				
Opening share capital	**73,650,402**	71,989,105	**7,365**	7,199
Allotted during the year	**440,980**	1,661,297	**44**	166
Closing share capital	**74,091,382**	73,650,402	**7,409**	7,365

The ordinary shares of 10p each allotted during the year comprised:

	Shares allotted Number	Share capital £000	Share premium £000	Profit and loss account £000	Total consideration £000
Executive Share Option Schemes	27,623	3	57	–	60
Savings Related Share Option Schemes	43,383	4	79	–	83
QUEST *(note 30)*	157,254	16	566	–	582
Acquisition consideration	44,230	4	517	–	521
Share compensation	168,490	17	–	1,966	1,983
	440,980	44	1,219	1,966	3,229

26 Reserves

	The group and the company		The group
	Share premium account £000	Shares to be issued £000	Revaluation reserve £000
At 1 June 2001	132,932	7,616	106
Issue of shares	1,219	(2,504)	–
Share compensation	–	1,570	–
At 31 May 2002	**134,151**	**6,682**	**106**

27 Profit and loss account

	The group £000	The company £000
At 1 June 2001	(17,532)	11,001
(Deficit)/profit retained for the year	(31,043)	15,958
Contribution to QUEST (note 30)	(461)	(461)
Issue of shares - share compensation	1,966	1,966
Currency exchange movement arising on consolidation	1,422	-
Currency exchange movement on loan (note 37)	2,496	-
At 31 May 2002	**(43,152)**	**28,464**

Of the loss on ordinary activities after taxation for the year, a profit of £17,957,000 (2001 £8,520,000) is dealt with in the profit and loss account of Filtronic plc. A profit and loss account for the company alone has not been presented in accordance with the exemptions allowed under S230 of the Companies Act 1985.

Included in the group's profit and loss account reserve at 31 May 2002 was £353,000 (2001 £nil) relating to an undistributable reserve fund of the Chinese subsidiary, Filtronic (Suzhou) Telecommunications Products Co. Limited.

The cumulative goodwill set off directly against reserves at 31 May 2002 was £11,917,000 (2001 £11,917,000).

28 Reconciliation of shareholders' funds

	The group		The company	
	2002 £000	2001 £000	**2002 £000**	2001 £000
(Loss)/profit on ordinary activities after taxation	**(29,044)**	(22,791)	**17,957**	8,520
Dividends	**(1,999)**	(1,994)	**(1,999)**	(1,994)
(Deficit)/profit retained for the year	**(31,043)**	(24,785)	**15,958**	6,526
Contribution to QUEST (note 30)	**(461)**	-	**(461)**	-
Currency exchange movement arising on consolidation	**1,422**	3,047	**-**	-
Currency exchange movement on loan (note 37)	**2,496**	(5,932)	**-**	-
Issue of shares	**3,229**	4,992	**3,229**	4,992
Shares to be issued - shares issued	**(2,504)**	-	**(2,504)**	-
Shares to be issued - acquisition contingent consideration	**-**	5,323	**-**	5,323
Shares to be issued - share compensation	**1,570**	2,293	**1,570**	2,293
Movement in shareholders' funds	**(25,291)**	(15,062)	**17,792**	19,134
Opening shareholders' funds	**130,487**	145,549	**158,914**	139,780
Closing shareholders' funds	**105,196**	130,487	**176,706**	158,914

29 Share options

The share options outstanding at 31 May 2002 were:

Executive Share Option Schemes

Exercise period	Exercise price	Number of Options
2/12/1997 - 2/12/2004	160p	5,000
9/9/1999 - 9/9/2006	231p	7,014
30/9/1999 - 30/9/2006	181p	21,500
1/10/2000 - 2/12/2006	250p	400,000
30/4/2000 - 30/4/2007	309p	110,000
4/8/2000 - 4/8/2007	375p	548,500
4/9/2000 - 4/9/2007	434p	30,000
1/10/1999 - 23/1/2008	439p	219,367
1/10/1999 - 26/6/2008	291p	21,824
1/10/1999 - 26/6/2008	318p	1,560
1/10/1999 - 26/6/2008	399p	77,389
1/10/1999 - 3/8/2008	413p	189,500
1/10/1999 - 3/8/2008	414p	877,950
1/10/1999 - 7/8/2008	459p	60,000
1/10/1999 - 10/8/2008	537p	60,000
1/10/1999 - 17/9/2008	149p	220,995
1/10/1999 - 17/9/2008	450p	792,000
1/10/1999 - 5/10/2008	383p	1,037,000
1/10/1999 - 9/11/2008	461p	65,000
1/10/2000 - 1/1/2009	612p	45,000
1/10/2000 - 11/1/2009	647p	15,000
1/10/2000 - 4/3/2009	805p	105,000
1/10/2000 - 10/5/2009	602p	40,000
1/10/2000 - 1/6/2009	732p	10,000
1/10/2000 - 14/6/2009	727p	117,415
1/10/2000 - 1/7/2009	745p	125,000
1/10/2000 - 18/7/2009	827p	20,000
1/10/2000 - 2/8/2009	823p	389,000
1/10/2000 - 27/8/2009	831p	40,000
1/10/2000 - 13/9/2009	903p	15,000
1/10/2000 - 24/9/2009	909p	40,000
1/10/2000 - 27/9/2009	897p	15,000
1/10/2000 - 4/10/2009	899p	15,000
1/10/2000 - 11/10/2009	953p	15,000
1/10/2000 - 1/11/2009	1131p	45,300
1/10/2000 - 2/12/2009	1791p	10,000
1/10/2001 - 21/1/2010	1758p	132,000
1/10/2001 - 7/2/2010	2030p	5,000
1/10/2001 - 15/5/2010	1020p	93,044
1/10/2001 - 1/6/2010	946p	29,598
1/10/2001 - 4/12/2010	346p	520,079
1/10/2002 - 30/3/2011	149p	20,000
1/10/2003 - 14/3/2012	404p	788,987
		7,395,022

29 Share options (continued)

Savings Related Share Option Schemes

Exercise period	Exercise price	Number of Options
1/1/2002 - 1/7/2002	120p	16,250
1/4/2002 - 1/10/2002	270p	7,510
1/10/2002 - 1/4/2003	332p	5,873
1/10/2002 - 1/4/2003	354p	18,054
1/4/2003 - 1/10/2003	339p	2,530
1/4/2003 - 1/10/2003	429p	28,069
1/10/2003 - 1/4/2004	194p	17,689
1/10/2003 - 1/4/2004	412p	19,233
1/4/2004 - 1/10/2004	270p	2,311
1/4/2004 - 1/10/2004	680p	33,103
1/10/2004 - 1/4/2005	354p	8,262
1/10/2004 - 1/4/2005	655p	223,037
1/4/2005 - 1/10/2005	429p	1,635
1/10/2005 - 1/4/2006	412p	757
1/4/2006 - 1/10/2006	680p	11,831
1/10/2006 - 1/4/2007	655p	2,465
		398,609
Total number of options outstanding at 31 May 2002		7,793,631

30 Qualifying Employee Share Trust

The company has established a Qualifying Employee Share Trust ("QUEST") to acquire ordinary shares of 10p each in the company for issue to employees exercising options under the UK Savings Related Share Option Scheme. The trustee of the QUEST is Filtronic QUEST Trustees Limited, which is a wholly owned subsidiary of the company. All UK employees, including executive directors, are potential beneficiaries under the QUEST.

During the year the company made a contribution of £461,000 (2001 £nil) to the QUEST. Filtronic QUEST Trustees Limited has waived its right to dividends on the 35,878 shares held by the QUEST, which had a market value of £68,000 at 31 May 2002.

31 Contingently issuable shares

The contingently issuable shares outstanding at 31 May 2002 were:

	Vesting period	Number
Acquisition contingent consideration	22/8/2000-22/8/2004	408,018
Share compensation	22/8/2000-22/8/2004	252,736
		660,754

Vesting of the shares is conditional upon Filtronic Sigtek, Inc. maintaining the number and quality of its engineers over the vesting period.

32 Financial commitments

Annual commitments under non-cancellable operating leases which expire:

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Land and buildings				
In two to five years	**453**	361	**–**	-
In over five years	**986**	963	**–**	-
	1,439	1,324	**–**	-
Other				
In two to five years	**2,127**	2,529	**72**	69

33 Capital commitments

	The group		The company	
	2002	2001	**2002**	2001
	£000	£000	**£000**	£000
Capital expenditure contracted for but not provided in the financial statements	**2,187**	2,226	**32**	-

34 Related party transactions

The following related party transactions occurred during the year and were all on an arm's length basis.

The company and some of its UK subsidiaries incurred professional charges, totalling £15,422 (2001 £26,468), with Schofield Sweeney, a firm of solicitors, in which C E Schofield is a partner.

Filtronic Components Limited subleases premises to Techceram Limited, a company in which Professor J D Rhodes and his family have a material interest. Rents charged amounted to £16,500 (2001 £16,500). At 31 May 2002 £11,665 (2001 £6,287) was outstanding.

Filtronic Comtek (UK) Limited incurred costs of £13,561 (2001 £31,037) for the rental of an executive box and the provision of refreshments with Bradford City A.F.C. (1983) Limited, a company which is wholly owned by Bradford City (Holdings) Plc, in which Professor J D Rhodes and his family have a material interest.

Filtronic Components Limited earned royalties of £11,244 (2001 £4,320) from Photarc Surveys Limited, a company in which J Samuel has a material interest. At 31 May 2002 £3,595 (2001 £1,397) was outstanding.

35 Pension schemes

For United Kingdom employees, the company operates a funded pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held in a separate trustee fund administered by independent professional investment managers. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the company. The contributions are determined by a qualified actuary on the basis of annual valuations using the projected unit method and are met in the ratio of two thirds by the company and one third by the employee. The most recent valuation was at 1 July 2001. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 2% per annum in excess of future salary increases and 4.5% per annum in excess of future pension increases.

The pension cost for the year was £1,725,000 (2001 £1,548,000). The pension cost allowed for a deficit variation to be amortised over the working lifetimes of the active members. The amortisation was calculated to be £99,121.

The most recent actuarial valuation showed that the market value of the scheme's assets was £12,300,000 and that the actuarial value of those assets represented 90% of the benefits that had accrued to members after allowing for expected future increases in earnings. In accordance with the actuary's recommendations, contributions to the scheme will remain at 15% of pensionable salaries, two thirds of which is payable by the company.

For employees in Finland, Filtronic LK Oy contributes to a defined contribution pension plan in accordance with Finnish regulations and practices. The pension cost for the year, based on insurance companies' charges, was £1,796,000 (2001 £2,460,000).

For employees in the United States of America, contributions are made to a defined contribution plan under section 401(k) of the Internal Revenue Code. The pension cost for the year was £504,000 (2001 £471,000).

For employees in Australia, Filtronic Pty Limited contributes to a defined contribution superannuation fund operated by an independent insurance company. The pension cost for the year was £313,000 (2001 £237,000).

36 Financial Reporting Standard 17

The company has accounted for pension costs in accordance with Statement of Standard Accounting Practice No 24. Under Financial Reporting Standard 17 ("FRS17"), certain transitional disclosures are required and these are set out below.

The calculations have been based on the findings of the actuarial valuation carried out with effect from 1 July 2001. The results of that valuation have been projected to 31 May 2002 and then recalculated based on the following assumptions, which the directors consider to be appropriate.

Rate of inflation	2¾%
Salary increase rate	4¼%
LPI Increase for post April 1997 pensions in payment	2½%
Revaluation of deferred pensions	2¾%
Liability discount rate	6%

36 Financial Reporting Standard 17 (continued)

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, are set out below:

Scheme assets	Value at 31 May 2002 £000	Expected return for year ending 31 May 2003
Equities	10,793	7%
Bonds	1,837	5%
Property	308	7%
Cash	695	5%
Total scheme assets	13,633	
Present value of scheme liabilities	18,500	
Deficit in the scheme	4,867	

Were the company to be required to contribute the amount of FRS17 deficit to the scheme, the contribution would be deductible for United Kingdom corporation tax. Tax relief at 30% would amount to £1,460,000, which would be added to trading losses available for relief against future trading profits.

The scheme assets, the majority of which are equities, are potentially subject to significant market movements. FRS17 disclosures measure the value of these assets at a single point in time, namely 31 May each year.

The scheme's liabilities are measured by reference to long-term AA corporate bond yields that can again move significantly and according to market conditions.

FRS17 indicates a deficit in relation to the scheme at 31 May 2002. The Minimum Funding Requirement valuation at 1 July 2001 indicated a surplus with a funding level of 126%.

If the net pension liability had been recognised in the financial statements, the group's net assets and profit and loss account reserve at 31 May 2002 would have been as follows:

	£000
Net assets excluding FRS17 pension deficit	105,196
Net pension deficit	(4,867)
Net assets including pension deficit	100,329
Profit and loss account reserve excluding pension deficit	(43,152)
Net pension deficit	(4,867)
Profit and loss account reserve including pension deficit	(48,019)

37 Financial instruments

An explanation of the company's strategy in respect of the risks relating to financial instruments is included in the Financial Review on pages 7 and 8.

Interest rate risk and currency profile of financial assets

The interest rate risk and currency profile of the group's financial assets, excluding short term debtors, was as follows:

	Floating rate financial assets	
	2002	2001
	£000	£000
Sterling	**5,396**	24
US dollar	**1,395**	3,590
Euro	**1,347**	1,477
Australian dollar	**358**	403
Chinese yuan	**565**	55
Japanese yen	**22**	40
	9,083	5,589

Floating rate financial assets comprise overnight money market deposits and bank deposit accounts.

Interest rate risk and currency profile of financial liabilities

The interest rate risk and currency profile of the group's financial liabilities, excluding short term creditors, was as follows:

	Fixed rate		Financial liabilities			
	Average interest rate	Average fixed period	Fixed rate	Floating rate	Interest free	Total
2002	%	Years	£000	£000	£000	£000
Sterling	**–**	**–**	**–**	**–**	**10,000**	**10,000**
US dollar	**10.0**	**3.5**	**96,193**	**–**	**–**	**96,193**
			96,193	**–**	**10,000**	**106,193**
2001						
Sterling	–	–	–	14,202	–	14,202
US dollar	10.0	4.6	121,102	–	–	121,102
			121,102	14,202	–	135,304

Floating rate financial liabilities comprised a sterling bank overdraft that carried interest at bank base rate plus 1.25%. The maturity profile of the financial liabilities is shown in note 22.

Borrowing facilities

At 31 May 2002 the company had a bank borrowing facility of £31,000,000 (2001 £25,000,000), all of which was undrawn. This facility was renewed in July 2002 and is due for review again in June 2003. The facility is secured by a fixed charge over the group's freehold property in the United Kingdom and a floating charge over the group's other United Kingdom assets.

37 Financial instruments (continued)

Currency exposures

Functional currency of operations	Net US dollar monetary (liabilities)/assets	
	2002	2001
	£000	£000
Sterling	**(11,413)**	5,687
Euro	**–**	687
Australian dollar	**4,260**	3,929
	(7,153)	10,303

Currency exchange movements arising on the $140,750,000 (2001 $170,000,000) Senior Notes that are offset by currency exchange movements on the net assets, including goodwill, of overseas subsidiaries and intra group loans, that they finance, are taken directly to reserves. Currency exchange movements on the Senior Notes which are not offset are taken through the profit and loss account.

The currency exchange movement arising during the year on the Senior Notes comprised:

	2002	2001
	£000	£000
Currency exchange gain/(loss) taken directly to reserves	**2,496**	(5,932)
Currency exchange gain taken through the profit and loss account	**389**	–
	2,885	(5,932)

Fair values of financial assets and liabilities

	2002	2001
	£000	£000
Book value of $140,750,000 (2001 $170,000,000) Senior Notes	**96,193**	119,668
Market value of $140,750,000 (2001 $170,000,000) Senior Notes	**96,073**	74,194

The fair values of other financial assets and liabilities were not materially different to their book values.

38 Post balance sheet event

On 26 July 2002 the Board decided to close the compound semiconductors fabrication facility at Filtronic Solid State, Santa Clara, California. The consequent impairment to the carrying value of tangible fixed assets is set out in note 8 above. Closure costs are estimated to be £2,500,000 and will be charged to the profit and loss account in the financial year ending 31 May 2003.

The Combined Code on Corporate Governance

The Board supports the highest standards of corporate governance. Having reviewed its compliance with the Combined Code on Corporate Governance the Board confirms that the company has complied with the provisions set out in Section 1 of the Code throughout the year, except in respect of Professor J D Rhodes' continued combined role of Executive Chairman and Chief Executive Officer. It has been the Board's intention for some time that a Chief Executive Officer should be appointed to enable Professor J D Rhodes to concentrate on technology and strategy related matters. However it remains the Board's position that, given the technical complexity of the company's business together with the lack of suitably qualified candidates, it is in the best interests of the company for Professor J D Rhodes to retain his combined role for the time being.

Internal control

The Board has adopted the published guidance by the Turnbull Committee on the implementation of the internal control requirements of the Combined Code and accepts that the Board has overall responsibility for establishing and maintaining the company's system of internal control. Internal control systems are designed to be relevant to the company and the risks to which it is exposed and by their nature can provide reasonable but not absolute assurance against material misstatement or loss. The key procedures established by the directors with a view to providing effective internal control are as follows:

(a) Control environment and monitoring systems

The Board meets each month and has adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, operational and compliance issues. The Board has put in place an organisational structure with clearly defined lines of responsibility and delegation of authority. Additionally, the Board has established an Executive Management Board which is responsible for operational matters within the company.

The audit committee, which comprises all of the non-executive directors, reviews the effectiveness of the system of internal control and receives reports from the external auditors on a regular basis. The external auditors are engaged to express an opinion on the company's annual financial statements. They test the system of internal financial control and the information contained within the annual report and financial statements to the extent necessary for expressing their opinion.

(b) Major information systems

The directors have delegated to executive management implementation of the system of internal control throughout the company. This includes financial controls which enable the Board to meet its responsibilities for the integrity and accuracy of the company's accounting records.

The Board approves, in aggregate, budgets and other performance targets, the components of which form the financial objectives for individual operating units. Performance against these targets is reported monthly. Financial forecasts are updated and reviewed monthly and include cash flow forecasts.

(c) Main control procedures

In addition to matters reserved for Board decisions, the company has established a system whereby authority to take decisions is distributed throughout the company. This distribution of authority defines procedures for authorisation and approval and sets appropriate levels of responsibility.

An accounting policies and procedures manual sets out the company's declared statement of policy in all financial areas and establishes the control procedures, including segregation of duties, to ensure that these policies are implemented.

(d) Identification and evaluation of business risks

The company has clear principles and procedures which are appropriate to a multinational electronics business. These principles are designed to provide an environment of central leadership but with devolved operating responsibility as the framework for the exercise of accountability and control by the Board, its committees and executive management. The Board directs activities in and allocates resources to the key areas of business development, product strategy, research and development, manufacture and financial practice. The Board has appointed a Technology Advisory Board to provide strategic technical advice to the company. This board comprises leading, internationally respected electronics experts together with outstanding engineering talent from within the company. Through these ongoing procedures, the Board is able to identify, evaluate and manage the significant risks which the group faces from time to time.

The Board confirms that it has carried out a review of the effectiveness of the system of internal control as it operated during the year. The Board undertakes, on an ongoing basis, a review of all aspects of the company's internal control procedures, and is able to report that the company has complied fully with the guidance of the Turnbull Committee during the financial year ending 31 May 2002. This review is undertaken by the Board through the receipt and consideration of regular monthly and other reports prepared by management on operational, strategic, organisational and financial issues. The directors and the audit committee have considered the need for an internal audit function. Taking into account the nature and level of reviews carried out by management and the benefit of the issuance of an updated Internal Financial Control manual during the year, the directors have concluded that the current arrangements are sufficient. This matter is under continuing review. Each of the directors is proposed for re-election at the annual general meeting at least every three years.

Constitution of the Board

The Board comprises six executive and five independent, non-executive directors. Short biographies of all of the directors are set out on page 48. The Board considers that the balance of its constitution brings both independence and an appropriate balance of experience in judging matters of strategy, performance, resources, investor relations, internal control and corporate governance. R J Williams is the senior non-executive director.

Board committees

The Board has established an audit committee, a remuneration committee and a nominations committee. The audit and remuneration committees comprise all of the non-executive directors. The nominations committee comprises all of the non-executive directors and Professor J D Rhodes. Each of these committees operates under terms of reference which have been established by the Board.

The audit committee meets at least three times a year to review the adequacy of the company's system of internal control, accounting policies and financial reporting. The Financial Director and the auditors attend these meetings with all other directors being invited to attend. Further, the audit committee meets with the auditors without executive directors being present at least once during the year. The audit committee requires the auditors to report specifically on any non-audit assignments which they have undertaken. This work is restricted primarily to assistance with United States income tax compliance and reporting on Form 20-F to the Securities and Exchange Commission. The auditors do not carry out any consulting work for the company.

The remuneration committee's responsibilities include ensuring that the remuneration and service contract terms of the executive directors and senior management are appropriate. The committee determines the allocation of all executive share options.

The nominations committee's duties are confined to the approval, support or otherwise of appointments, re-appointments and termination of employment or engagement of directors of the company.

Relations with investors

Communications with investors are given high priority. The Executive Chairman's statement on pages 2 to 5 includes a review of the business and future developments. Further information is included in the operating review on page 6. There is regular dialogue with institutional investors including presentations after the company's preliminary announcement of the year end results and at the half year.

The Board uses the annual general meeting to communicate with private and institutional investors and welcomes their participation. The Executive Chairman aims to ensure that the chairmen of the audit and remuneration committees are available at the annual general meeting to answer questions. Information is also available to all investors by way of the company's website at www.filtronic.com

Going concern

The directors have reviewed the budgeted cash flow and other relevant information and have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing these financial statements.

Executive directors

Professor J David Rhodes CBE FRS FREng BSc PhD DSc DEng (Hon) DSc (Hon) FIEE FIEEE (aged 58) has been Executive Chairman since founding Filtronic in 1977 and also serves as Chief Executive Officer. Professor Rhodes has been a professor of electronic and electrical engineering at Leeds University since 1975 and is an internationally recognised figure in the field of circuit theory and microwave engineering. He has written over one hundred technical papers and books on the subject and has received several international awards. In the 1992 New Year's Honours List he was made an Officer, Order of the British Empire, for his contribution to science and technology and in 1993 he was elected a Fellow of the Royal Society. In November 1998, Professor Rhodes was awarded the Mountbatten Medal by the Institution of Electronic Engineers for his outstanding contribution to the field of electronics. In the 2000 New Year's Honours List he was made a Commander, Order of the British Empire, for his contribution to engineering, research and industry. Professor Rhodes is a non-executive director of Polar Capital Technology Trust PLC and a director of Bradford City (Holdings) Plc.

Professor Christopher Snowden FREng BSc MSc PhD CEng FIEE FIEEE (aged 46) is Chief Executive Officer, Compound Semiconductors, having been a director since October 1998. Prior to joining Filtronic in October 1998, Professor Snowden was head of the school of Electronic and Electrical Engineering at Leeds University.

Alan Needle (aged 47) has been Managing Director since 2001. He has operational responsibility for all of the business segments except for Compound Semiconductors. Previously he was Managing Director of the Wireless Infrastructure business. He joined Filtronic in 1986.

Dr Christopher Mobbs BSc PhD MIEEE (aged 40) has been Director of Engineering since 2001. He has served as Chief Technical Officer since 1997. He joined Filtronic Components as an engineer after graduating from Leeds University in 1982.

John Samuel (aged 46) has been Financial Director since 1991. Prior to joining the company, he was a partner in Baker Tilly, Chartered Accountants.

Christopher Schofield (aged 39) has been Company Secretary since 1995 and an executive director since August 1998. He is a qualified solicitor and currently serves as a partner in Schofield Sweeney.

Non-executive directors

Rhys Williams (aged 68) is the senior non-executive director. He has been a non-executive director and chairman of the remuneration committee since 1994. Mr Williams was an executive director of GEC from 1985 to 1991. He currently serves as non-executive chairman of Radstone Technology plc and as a non-executive director of Acal plc and Comunica Holdings plc.

Richard Blake (aged 66) has been a non-executive director since 1994 and has been chairman of the audit committee since 1995. Mr Blake was a partner in Baker Tilly from 1964 until his retirement in 1993. Mr Blake is a non-executive director of YooMedia plc.

Professor Stephen Burbank (aged 55) has been a non-executive director since 1994. Professor Burbank is currently the David Berger Professor for the Administration of Justice at the University of Pennsylvania and is the author of numerous publications on the judiciary and civil procedure in the United States. He is a director of the American Academy of Political and Social Science and the American Judicature Society.

Ian Hardington (aged 38) has been a non-executive director since 1999. Mr Hardington is a Principal with Mansfield Partners, Inc., a US based investment advisory firm. Previously, he served as a managing director of European Leveraged Finance with UBS Warburg in London and as a managing director of S G Cowen Securities Corporation and of NationsBanc Capital Markets, Inc.

Graham Meek (aged 55) has been a non-executive director since 1999. Mr Meek is a director of Beeson Gregory Limited and was formerly an executive director of Smith New Court plc and of Wood Mackenzie & Co.

The Board determines the remuneration of the non-executive directors, all of whom are independent.

Composition of the remuneration committee

During the period 1 June 2001 to 31 May 2002 the remuneration committee consisted of the following non-executive directors:

R J Williams (Chairman)
R J B Blake
Professor S B Burbank
I J Hardington
E G Meek

The committee receives advice in its deliberations concerning the remuneration of the executive directors from Professor J D Rhodes. The committee's recommendations have been accepted by the Board without amendment.

Compliance

The company has complied with the provisions in the Code of Best Practice relating to Directors' Remuneration. In preparing this report, the provisions in Schedule B to the Combined Code have been followed.

Policy on remuneration of executive directors and senior executives

(a) Total level of remuneration
The committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive directors and senior executives.

(b) The main components
The company's policy is to structure remuneration packages so that an appropriate element comprises the grant of share options which enables the company to align the interests of employees with those of shareholders.
The main components of remuneration payable are:

(i) Salary
Salary for each executive is determined by the remuneration committee taking into account the performance and responsibilities of the individual. Electronic and electrical engineering is an international industry within which there is a clear market in executive talent. The overriding factor in determining executive remuneration is market forces. Salaries are normally reviewed on 1 July each year. No bonuses are paid to any of the company's executive directors.

(ii) Share options
The directors believe that the opportunity to participate in the company's shareholding is a key factor in attracting and retaining executives of the right calibre and that share ownership by executive directors and senior executives strengthens the link between their personal interests and those of the shareholders. The company's policy is to grant options at the point of recruitment or promotion. All grants of options are determined by the committee. The committee takes account of guidelines issued by the Association of British Insurers and the National Association of Pension Funds when making awards of options. Pursuant to resolutions of the shareholders passed at the extraordinary general meeting held on 17 February 1999, the committee is authorised in exceptional cases to grant options to a value of up to eight times an executive's salary.

In November 2001, in accordance with the discretion granted to it under the rules of the company's Approved, Unapproved and 1997 Executive Share Option Schemes, the remuneration committee varied the performance targets which must be achieved before options granted under those schemes vest.

Previously the ability to exercise options was conditional upon the company achieving growth in diluted earnings per share of either 5% or 8% (where options had been granted of a value more than four times an executive's salary) more than the increase in the Retail Prices Index in the financial years following the grant of the option. For the Approved and the Unapproved Schemes this target had to be achieved in each of the three years following the grant of the option. In the case of the 1997 Executive Scheme this target had to be achieved in each of the five years following the grant of the option.

The remuneration committee concluded that these performance targets no longer represented a fair measure of performance and varied the target so that all options which might otherwise have vested had the previous targets been achieved would vest if the company achieved either an adjusted operating profit of £20m in the year ending 31 May 2002 or the operating profit target to be determined by the Remuneration Committee in the year ending 31 May 2003. In the event, the operating profit target for the financial year ending 31 May 2002 was not achieved and the options in question have not yet vested and are not exercisable.

The remuneration committee has determined that henceforth the vesting of options granted under the Approved, Unapproved and 1997 Schemes will be conditional upon adjusted operating profit targets for the five financial years following the grant of options being achieved. These targets will be determined by the remuneration committee annually, principally by reference to the budget set for the relevant year, and will be set at a level which the remuneration committee determines will be challenging to those concerned. Adjusted operating profit for this purpose is defined as operating profit before goodwill amortisation and impairment, fixed asset impairment and share compensation.

Details of directors' share options are set out on page 53.

(c) Company policy on contracts of service
All the executive directors have service contracts under which the notice period for termination by either party is 6 months. There are no specific compensation commitments for early termination. The non-executive directors have rolling agreements for services with the company. These are terminable by the company or the non-executive director, as the case may be, on three months notice and are reviewed annually by the Board.

(d) Company pensions policy
The company's policy is to offer UK executives membership of the Filtronic plc Retirement Benefits Scheme. UK executive directors who participate in the scheme do so on the same basis as all other employees of the company.
The scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features are:
(i) a normal pension age of 65;
(ii) pension at normal pension age of 1/60th of final pensionable salary for each complete year of service;
(iii) death in service benefit of four times pensionable salary;
(iv) pensions payable in the event of ill health;
(v) spouse's pension on death;
(vi) long term disability insurance.
Pensionable salary is defined as the member's basic annual salary excluding all bonuses and benefits.
All scheme benefits are subject to Inland Revenue limits.
For Finnish employees including executives, Filtronic LK Oy contributes to defined contribution plans in accordance with Finnish regulations and practices.
For US employees including executives, the US subsidiaries contribute to a defined contribution plan under section 401(k) of the Internal Revenue Code.
For Australian employees including executives, Filtronic Pty Ltd contributes to a defined contribution superannuation fund.

The company pays into a pension scheme nominated by J Samuel an amount equal to the pension contribution which would be payable by the company if he were a member of the Filtronic plc Retirement Benefits Scheme.

e) Company policy on external appointments
The remuneration committee reviews any request by an executive director with regard to a proposed external appointment and deals with each request on its individual merits. The overriding requirement is for each executive, as a term of his contract, to devote the whole of his time and attention to the affairs of the company.

Directors' emoluments

	Salary or fees	Benefits	Total emoluments excluding pension contributions	
			2002	2001
	£	**£**	**£**	£
Executives				
Prof J D Rhodes	173,979	14,087	**188,066**	179,220
Prof C M Snowden	139,708	11,132	**150,840**	146,637
A R Needle (appointed 29 January 2001)	148,000	12,830	**160,830**	46,125
Dr C I Mobbs (appointed 29 January 2001)	124,208	14,878	**139,086**	43,308
J Samuel	139,271	9,376	**148,647**	139,782
C E Schofield	109,583	10,958	**120,541**	114,405
Non-executives				
R J Williams	24,000	–	**24,000**	24,000
R J B Blake	24,000	–	**24,000**	24,000
Prof S B Burbank	24,000	–	**24,000**	24,000
I J Hardington	24,000	–	**24,000**	–
E G Meek	24,000	–	**24,000**	24,000
Total 2002	**954,749**	**73,261**	**1,028,010**	765,477
Total 2001	710,002	55,475	765,477	

Directors' pension benefits

	Defined contribution schemes		Defined benefits scheme		Defined benefits scheme		Defined benefits scheme	
	Contributions paid by the company		Amount of accrued pension		Amount of increase in accrued pension excluding inflation		Transfer value of increase in accrued pension excluding inflation	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	£	£	**£**	£	**£**	£	**£**	£
Prof J D Rhodes	**–**	–	**68,438**	62,367	**5,354**	6,817	**48,244**	70,799
Prof C M Snowden	**–**	–	**8,092**	5,475	**2,554**	2,176	**7,072**	7,314
A R Needle	**–**	–	**33,733**	27,552	**5,865**	641	**26,693**	2,370
Dr C I Mobbs	**–**	–	**36,591**	31,185	**5,408**	584	**14,061**	891
J Samuel	**13,967**	13,446	**–**	–	**–**	–	**–**	–
C E Schofield	**–**	–	**11,229**	8,802	**2,325**	2,477	**4,068**	6,678

The transfer value of the increase in accrued pension represents an increase in the potential liability of the pension scheme not a sum paid or due to the individual director.

Non-executive directors are not entitled to any pension benefits.

Benefits incorporate all assessable tax benefits arising from employment by the company and relate in the main to the provision of a fully expensed company car and private medical insurance.

The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year.

Directors' shareholdings

	31 May 2002	31 May 2001
Prof J D Rhodes	**4,230,001**	4,230,001
Prof C M Snowden	**–**	–
A R Needle	**257,202**	240,952
Dr C I Mobbs	**295,617**	279,367
J Samuel	**455,459**	439,209
C E Schofield	**7,193**	2,193
R J Williams	**12,833**	12,833
R J B Blake	**8,500**	8,500
Prof S B Burbank	**900**	900
I J Hardington	**–**	–
E G Meek	**125,000**	125,000
	5,392,705	5,338,955

All of the above shareholdings are held beneficially.

The following directors or persons connected with them purchased shares:

	No of shares	Date	Price
C E Schofield	10,000	30 July 2001	180p

The following directors or persons connected with them sold shares:

	No of shares	Date	Price
C E Schofield	5,000	28 January 2002	352p

J Samuel acquired 16,250 shares at 120p as a result of an exercise of share options on 3 January 2002.
A R Needle acquired 16,250 shares at 120p as a result of an exercise of share options on 10 January 2002.
Dr C I Mobbs acquired 16,250 shares at 120p as a result of an exercise of share options on 17 January 2002.

Directors' interests in share options

	Exercise period	Option price	31 May 2001	Granted during the year	Exercised during the year	**31 May 2002**
Prof C M Snowden						
Executive Share Option Schemes	1/10/1999-5/10/2008	383p	240,000	-	-	**240,000**
A R Needle						
Savings Related Share Option Scheme	1/1/2002-1/7/2002	120p	16,250	-	16,250	**-**
Dr C I Mobbs						
Savings Related Share Option Scheme	1/1/2002-1/7/2002	120p	16,250	-	16,250	**-**
J Samuel						
Savings Related Share Option Scheme	1/1/2002-1/7/2002	120p	16,250	-	16,250	**-**
C E Schofield						
Executive Share Option Schemes	1/10/1999-7/8/2008	459p	60,000	-	-	**60,000**
Total all directors			348,750	-	48,750	**300,000**

J Samuel exercised 16,250 share options with an exercise price of 120p when the market price was 368p. Therefore he made a gain from exercising share options in the year of £40,300. J Samuel has retained all of the shares resulting from the share option exercise. In the previous year J Samuel exercised 62,000 share options with an exercise price of 30p when the market price was 850p. Therefore he made a gain from exercising share options in the previous year of £508,400. J Samuel has retained 12,000 of the shares resulting from the share option exercise.

Dr C I Mobbs exercised 16,250 share options with an exercise price of 120p when the market price was 312p. Therefore he made a gain from exercising share options in the year of £31,200. Dr C I Mobbs has retained all of the shares resulting from the share option exercise. In the previous year Dr C I Mobbs exercised 122,300 share options with an exercise price of 30p when the market price was 223p. Therefore he made a gain from exercising share options in the previous year of £236,039. Dr C I Mobbs has retained all of the shares resulting from the share option exercise.

A R Needle exercised 16,250 share options with an exercise price of 120p when the market price was 342p. Therefore he made a gain from exercising share options in the year of £36,075. A R Needle has retained all of the shares resulting from the share option exercise.

In total the directors exercised 48,750 (2001 184,300) share options and made gains from exercising share options of £107,575 (2001 £744,439).

The closing middle market share price on 31 May 2002 was 190p, and on 31 May 2001 it was 255p. The range of closing middle market share prices during the year ended 31 May 2002 was 103p - 448p.

There were no changes to the directors' interests between 31 May 2002 and 29 July 2002. The company's register of directors' interests which is open to inspection at the registered office contains full details of directors' shareholdings and share options.

at 31 May 2002

Name of subsidiary	Country of incorporation or registration	Description of equity held	Proportion held	Activity
Owned by Filtronic plc				
Filtronic Comtek (UK) Limited	England & Wales	12.2787p ordinary shares	100%	Design and manufacture of microwave products
Filtronic Compound Semiconductors Limited	England & Wales	£1 ordinary shares	100%	Design and manufacture of compound semiconductors
Filtronic (Overseas Holdings) Limited	England & Wales	£1 ordinary shares	100%	Holding company
Filtronic (Holdings) Limited	England & Wales	£1 ordinary shares	100%	Holding company
Filtronic Broadband Limited	England & Wales	1p ordinary shares	100%	Design and manufacture of microwave products
Filtronic QUEST Trustees Limited	England & Wales	£1 ordinary shares	100%	QUEST trustee company
Filtronic Executive Share Option Trustees Limited	England & Wales	£1 ordinary shares	100%	Dormant company
Filtronic Sigtek, Inc.	USA	$1 common stock	100%	Design and manufacture of digital signal processing products
Owned by subsidiaries				
Filtronic Components Limited	England & Wales	£1 ordinary shares	100%	Design and manufacture of microwave products
Filtronic Properties Limited	England & Wales	£1 ordinary shares	100%	Property company
Filtronic Cable Communications Limited	England & Wales	1p ordinary shares	100%	Design and manufacture of microwave products
Filtronic LK Oy	Finland	€3,364 ordinary shares	100%	Design and manufacture of microwave products
Filtronic Pty Limited	Australia	A$1 ordinary shares	100%	Design and manufacture of microwave products
Filtronic (Suzhou) Telecommunication Products Co Limited	China	£1 ordinary shares	100%	Manufacture of microwave products
Filtronic (Japan) K.K.	Japan	Y50,000 ordinary shares	100%	Representative office
Filtronic Holdings, Inc.	USA	$1 common stock	100%	Holding company
Filtronic Comtek, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products
Filtronic Comtek (Barbados), Limited	Barbados	BD$1 ordinary shares	100%	USA foreign sales corporation
Solid-State Filtronic, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products and compound semiconductors
Sage Laboratories, Inc.	USA	$0.10 common stock	100%	Design and manufacture of microwave products
Sage Laboratories Active Microwave, Inc.	USA	$1 common stock	100%	Design and manufacture of microwave products
Sage Laboratories Investment Corporation	USA	$1 common stock	100%	Investment company

Annual general meeting

The annual general meeting of Filtronic plc will be held at the Marriot Hollins Hall Hotel, Hollins Hill, Baildon, Shipley, BD17 7QW on 27 September 2002 at 11 am. The notice of meeting, together with details of business to be conducted at the meeting and a form of proxy, is being circulated to shareholders with this report.

Financial calendar

Announcement of interim results to 30 November 2002	January 2003
Announcement of final results to 31 May 2003	July 2003

Dividends

Interim dividend	April
Final dividend	November

Unsolicited mail

The company is obliged by law to make its share register available to other organisations. Therefore, some shareholders may receive unsolicited mail. Any shareholder who wishes to limit the receipt of such mail should contact:

The Mailing Preference Service
Freepost 22
London
W1E 7EZ

giving their name and full address, including postcode.

Share price listings

The share price of Filtronic plc is listed in the following newspapers:

Financial Times	Yorkshire Post
The Times	Glasgow Herald
The Independent	Bradford Telegraph & Argus
Daily Telegraph	The Scotsman

It is also available by calling the Financial Times Cityline on 0906 003 4706. Calls are charged at premium rate. The company receives no income from this service which is provided by a third party.

Website

The company's website address is **www.filtronic.com**

The website includes company news and investor sections. Regular updates of the company's share price are also provided.

Company reports

Free copies of the interim and annual reports of the company are available by contacting the FT Free Annual Reports Service by telephone on 020 8391 6000, by fax on 020 8391 9520 or via the internet at http://ft.ar.wilink.com

Company secretary

Christopher Schofield MA (Cantab)

Company number

2891064

Registered office

Filtronic plc
The Waterfront
Salts Mill Road
Saltaire
Shipley
West Yorkshire
BD18 3TT
Tel: +44 (0) 1274 530622
Fax: +44 (0) 1274 531561

Registrars

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Tel: +44 (0) 20 8639 2000

Stockbrokers

Cazenove
12 Tokenhouse Yard
London
EC2R 7AN
Tel: +44 (0) 20 7588 2828

Auditors

Ernst & Young LLP
Cloth Hall Court
14 King Street
Leeds
LS1 2JN

Bankers

Barclays Bank PLC
10 Market Street
Bradford
BD1 1NR

Financial public relations

Binns & Co Public Relations Limited
16 St Helen's Place
London
EC3A 6DE
Tel: +44 (0) 20 7786 9600